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                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549

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                                   FORM 8-A/A
                                 AMENDMENT NO. 2


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                MIDWAY GAMES INC.
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             (Exact name of registrant as specified in its charter)

DELAWARE                                                              22-2906244
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)


3401 NORTH CALIFORNIA AVENUE, CHICAGO, ILLINOIS                            60618
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(Address of principal executive offices)                              (Zip Code)


If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [X]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]

Securities Act registration statement file number to which this form relates:
1-12367

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                                      Name of each exchange on which
     to be so registered                                      each class is to be registered
     -------------------                                      ------------------------------
     COMMON STOCK, PAR VALUE $.01 PER SHARE                   NEW YORK STOCK EXCHANGE

     STOCK PURCHASE RIGHTS PURSUANT TO                        NEW YORK STOCK EXCHANGE
     AMENDED AND RESTATED RIGHTS
     AGREEMENT

Securities to be registered pursuant to Section 12(g) of the Act:  None



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ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         As used in this registration statement, the terms "we," "us," and "our" mean Midway Games, Inc., a Delaware corporation.

         As of May 21, 2001, we further amended and restated our existing rights agreement, dated as of October 24, 1996, as amended by a first amendment dated as of November 6, 1997, with The Bank of New York as rights agent, under which the holders of our common stock, par value $.01 per share, receive rights to purchase our Series A Preferred Stock, par value $.01 per share, under the circumstances described below. The purpose of the amendment to our rights agreement is to extend rights issued under the rights agreement to the holders of our Series B Convertible Preferred Stock and the associated warrants. This series of preferred stock and these warrants are referred to collectively in this registration statement as the "Series B Preferred Stock".

COMMON STOCK

         Our common stockholders vote as a single class on all matters submitted to a vote of the stockholders, including the election of directors, with each share of common stock entitled to one vote. No cumulative voting exists for the election of directors, with the result that the stockholders owning more than 50% of the common stock voting for the election of directors can elect all of the directors.

         Stockholders as of a date chosen by our board of directors will share ratably in any dividends from available funds declared by our board, subject to the rights of any series of our preferred stockholders. Upon our liquidation, dissolution or winding up, common stockholders share proportionately in any distribution of our assets after the payment of all debts and other liabilities, subject to any superior rights of our preferred stockholders.

         Other than the rights described below, common stockholders do not have preemptive or other subscription rights, and no conversion rights or redemption or sinking fund provisions apply to the common stock. All of our common stockholders have paid in full for their shares.

AMENDED AND RESTATED RIGHTS AGREEMENT

         The following is a brief description of our rights agreement as amended and restated.

         We issue one right for each share of our common stock issued, whether originally issued or from our treasury, and also issue rights for each share of Series B Preferred Stock equal to the number of rights associated with the shares of common stock to which the Series B Preferred Stock holders would be entitled if such holders were to convert such shares of Series B Preferred Stock, without regard to any applicable limitations, from time to time. We began issuing rights on October 30, 1996, the effective date of our initial public offering, and we will continue to issue rights to our common stock holders and Series B Preferred Stock holders until the Rights Distribution Date, defined below. The rights holders cannot exercise the rights after the Rights Distribution Date. Moreover, the rights will expire at the close of business on December 31, 2006 unless previously redeemed by us as described below. When exercisable, each right entitles its holder to purchase from us one one-hundredth (1/100) of a share of our Series A Preferred Stock, at an exercise price of $100.00, subject to antidilution adjustments.


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         The rights will not, however, be exercisable, transferable separately or trade separately from the shares of common stock or Series B Preferred Stock, until (a) the tenth business day after the public announcement that a person or group is an Acquiring Person, which term is defined below, or (b) the tenth business day (or such later day as our board of directors, with the concurrence of a majority of Continuing Directors, which term is defined below, determines) after a person or group announces a tender or exchange offer, which, if consummated, would result in such person or group beneficially owning 15% or more of our common stock, the earlier of such dates being referred to in this registration statement as the "Rights Distribution Date."

         "Continuing Director" means a director in office prior to the distribution of the rights and any director recommended or approved for election by such directors but does not include any representative of an Acquiring Person.

         In general, "Acquiring Person" means any person or group of affiliated persons, other than any person or group of affiliated persons whose acquisition of 15% or more is approved by the board in advance, who, after the date of adoption of the rights agreement, acquires beneficial ownership of 15% or more of our outstanding shares of common stock.

         If a person or group of affiliated persons becomes an Acquiring Person, then each right, other than rights owned by the Acquiring Person and its affiliates and associates, will entitle the holder thereof to purchase, for an exercise price of $100.00, subject to antidilution adjustments, a number of shares of our common stock having a then current market value of twice the exercise price. In other words, each right would entitle its registered holder to purchase $200.00 worth of common stock for $100.00.

         If at any time after the Stock Acquisition Date we merge with another entity, and our common stock is changed into or exchanged for other securities or assets, or we sell more than 50% of our assets or earning power to another entity, then each right holder may purchase, for the exercise price, the number of shares of common stock of the other entity having a current market value of twice the exercise price. The foregoing will not apply to (i) a transaction approved by our board of directors, or, after the Stock Acquisition Date, a majority of the Continuing Directors, or (ii) a merger which follows a cash tender offer approved by our board of directors, or, after the Stock Acquisition Date, a majority of Continuing Directors, for all outstanding shares of common stock, so long as the consideration received by the rights holders in the merger is the same in form and not less than the amount paid in the tender offer.

         Subject to the limitations summarized below, the rights are redeemable at our option, at any time prior to the earlier of the Stock Acquisition Date or the rights' expiration date, for $.01 per right, payable in cash or shares of common stock. Generally, the decision to redeem requires the concurrence of a majority of the Continuing Directors. In the event a majority of the board of directors is changed by vote of the common stockholders, the rights shall not be redeemable for a period of ten business days after the date that the new directors take office. Moreover, no redemption will occur if any tender or exchange offer then outstanding is not kept open for the ten business day period.

         At any time after any person becomes an Acquiring Person, the board of directors may exchange the rights, other than rights owned by the Acquiring Person and its associates, for common stock on the basis of an exchange ratio of one share of common stock for each right, subject to adjustment.


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         Until the Rights Distribution Date, the common stock and the Series B
Preferred Stock certificates will represent the rights, and holders may only transfer rights with the common stock and Series B Preferred Stock certificates. We will mail separate certificates representing the rights, however, to common stock holders and Series B Preferred Stock holders as of the Rights Distribution Date. The rights, before they are exercised, do not provide their holders with any right to vote or receive dividends.

         The purchase price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution in the event of stock dividends on, and subdivisions, combinations or reclassification of, the shares of common stock prior to the Rights Distribution Date, and in other specified events.

         The board of directors may further amend or restate the rights agreement in any manner prior to the Rights Distribution Date. After the Rights Distribution Date, the board may amend the rights agreement only (a) to cure ambiguities; (b) to shorten or lengthen any time period, subject to limitations; or (c) if such amendment does not adversely affect the interests of the rights holders and does not relate to any principal economic term of the rights.


ITEM 2.  EXHIBITS

1. Amended and Restated Rights Agreement, dated as of May 21, 2001, between the Registrant and The Bank of New York, as Rights Agent, incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 22, 2001 (the "Form 8-K").

2. Form of Certificate of Designations of Series A Preferred Stock (included as Exhibit A to Exhibit 1 hereof), incorporated by reference to Exhibit 4.3 to the Form 8-K.

3. Specimen Form of Rights Certificate (included as Exhibit B to Exhibit 1 hereof), incorporated by reference to Exhibit 4.3 to the Form 8-K.

4. Amended and Restated Certificate of Incorporation of the Registrant, incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-1, File No. 333-11919, filed on September 13, 1996.

5. Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Registrant, incorporated by reference to Exhibit 2 to the Registrant's Registration Statement on Form 8-A/A, Amendment No. 1, filed on April 20, 1998.

6. Certificate of Designations of Series B Convertible Preferred Stock, incorporated by reference to Exhibit 3.2 to the Form 8-K.

7. Amended and Restated By-laws of Midway Games Inc., incorporated by reference to Exhibit 3.1 to the Form 8-K.


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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:  June 4, 2001

                                        MIDWAY GAMES INC.


                                        By:  /s/ Deborah K. Fulton
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                                           Deborah K. Fulton
                                           Vice President, Secretary and General
                                           Counsel


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